Exhibit 99.2

2013 Fourth Quarter and Fiscal Year Results Presentation March 5, 2014

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 2 Safe Harbor Statement and Currency Convenience Translation Safe Harbor Statement Statements in this release contain “forward - looking” statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and as defined in the Private Securities Litigation Reform Ac

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t of 1995 . These forward - looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the expected growth of the webgame market in China and the ability of the webgames to capture a new audience ; ; the ability of the Company to keep up the growth momentum and seize the opportunities with the support of its strong teams of developers led by industry - known chief producers and a diversified game portfolio in the pipeline ; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline . These forward - looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control . Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward - looking statements . Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2 , unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on the ZT Online franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates . The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20 - F for the fiscal year 2012 , as filed with the Securities and Exchange Commission on April 18 , 2013 , which is available on the Securities and Exchange Commission’s website at www . sec . gov . For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 3 of our annual report for fiscal year 2012 . Our actual results of operations for the fourth quarter 2013 are not necessarily indicative of our operating results for any future periods . Any projections in this release are based on limited information currently available to the Company, which is subject to change . Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this press release . Such information speaks only as of the date of this release . Currency Convenience Translation This presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US $ ) at the rate of US $ 1 . 00 to RMB 6 . 0537 , which was the noon buying rate as of December 31 , 2013 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York . The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all .

© 2013 Giant Interactive Group, Inc. All Rights Reserved 3 Table of Contents Company Overview Key Operational and Financial Highlights Portfolio and Pipeline 1 2 3

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 4 Company Overview: 1

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Giant in a Snapshot

GIANT
Great Game Great Life

A Leading Online Game Developer and Publisher in China

- Focus on elite game strategy. Superior R&D talents and self-development. Innovative & sustainable game design. Smart marketing.
- **2006** Pioneered item-based (free-to-play aka freemium) revenue model (ZT)
- **2011** Created next-gen transaction-based revenue model (ZT2)
- **2013** Embedded GvG gameplay, a game design breakthrough (WOXX)
- Diverse pipeline with new genres and formats such as webgames and mobile games

About Giant	
Headquarters:	Shanghai, China
Founded:	November 2004
Employees:	Over 1,500 (over 1,000 in R&D)
Investor Info:	www.ga-me.com
NYSE Listed	GA LISTED NYSE
IPO:	November 2007
Market Cap:	US$2.8 billion (March 4, 2014)
Fully Diluted Shares:	~248m

© 2013 Giant Interactive Group, Inc. All Rights Reserved
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© 2013 Giant Interactive Group, Inc. All Rights Reserved 6 Key Operational and Financial Highlights 2

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 7 Q4 2013 Operational Highlights Top line recorded sequential growth for 16 consecutive quarters • Up 2.5% QoQ, 5.8% YoY World of Xianxia ‘s first expansion pack launched in November • To release new expansion pack in Q1 2014 New ZT Online 2 PK tournament launched in Q4 • To launch new expansion pack in Q1 2014 Webgame and Mobile Game Updates • Webgames

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Genesis of the Empire and Supreme Tai - Chi launched and exceeded expectations • First mobile game Kung Fu BBQ undergoing engineering testing and commercial launch planned in April

© 2013 Giant Interactive Group, Inc. All Rights Reserved 8 Our Strategic Expansion 2013 : the Defining Year for Diversification MMO Webgames Mobile Games MMO – World of Xianxia • Q2 2013 - Official closed beta testing and large - scale marketing campaign • Q3 2013 - Commence open beta testing • Q4 2013 – First expansion pack released Webgames • Genesis of the Empire and Supreme Tai - Chi launched in 2H 2013 Mobile Games • Leverage our industry - leading game design to develop high - quality mobile games • Kung Fu BBQ currently undergoing engineering testing with commercial launch planned in April • Also seek M&A and partnership opportunities Increasing the ways and devices from which gamers access our games New formats are all incremental growth

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 9 Key Operating Metrics 2,087 2,167 2,184 2,216 2,241 2,300 2,257 2,328 2,335 2,362 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Users in Thousands Active Paying Accounts (APA) 661 667 681 685 694 702 690 702 697 698 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Users in Thousands Average Concurrent Users (ACU) 217 221 228 233 238 238 238 244 245 246 Q3 Q4 2011 Q1

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Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 RMB Average Revenue Per User (ARPU) 2,297 2,339 2,288 2,307 2,328 2,370 2,281 2,319 2,271 2,220 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Users in Thousands Peak Concurrent Users (PCU)

© 2013 Giant Interactive Group, Inc. All Rights Reserved 10 Achieved Revenue Growth for 1 6 Consecutive Quarters 44.6 47.4 50.6 55.8 61.6 67.5 71.8 78.6 80.8 83.1 86.4 91.8 92.2 95.8 96.4 99.9 85.2% 85.4% 85.2% 84.5% 84.4% 85.5% 86.2% 86.3% 86.7% 87.3% 86.2% 86.3% 85.6% 87.9% 86.9% 88.8% Q1 Q2 Q3 Q4 2010 Q1 Q2 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 US$ Millions Revenue Gross Profit Margin

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 11 Superior Profitability 27.1 27.4 31.2 35.0 40.0 1.6 56.6 39.2 46.4 48.4 49.6 13.3 52.5 59.9 58.1 33.6 60.9% 57.8% 61.6% 62.8% 65.0% 2.3% 78.9% 49.8% 57.4% 58.2% 57.4% 14.5% 56.9% 62.5% 60.3% 33.7% Q1 Q2 Q3 Q4 2010 Q1 Q2 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 US$ Millions GAAP Net Income GAAP Net Margin • Q2 2011 GAAP Net Income and Margin were down due to one - time withholding tax associated with repatriation of cash for a significant $ 3.00 per share special dividend • Q4 2012 GAAP Net Income and Margin were down due to impairment charge in 51.com • Q4 2013 GAAP Net Income and Margin were down due to withholding tax accrued in the fourth quarter 2013 in anticipation of the repatriation of earnings from the Company’s PRC operations given the privatization proposal the Company received in November 2013

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 12 Q 4 2013 Key Financial Highlights (in millions, except EPS) Q42013 US$ Q4 2013 RMB Q3 2013 RMB QoQ % Q4 2012 RMB YoY % Total Net Revenue 99.9 604.6 590.0 2.5% 571.7 5.8% Cost of Services 11.2 67.7 77.5 - 12.7% 78.5 - 13.8% Gross Profit 88.7 536.9 512.5 4.8% 493.2 8.9% Gross Profit Margin 88.8% 86.9% 2.2% 86.3% 2.9% Operating Expenses 22.3 134.8

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164.0 - 17.8% 159.2 - 15.3% Income from Operations 66.4 402.1 348.4 15.4% 334.0 20.4% Operating Margin 66.5% 59.1% 12.5% 58.4% 13.9% Net Income Attributable to the Company’s Shareholders 33.6 203.6 355.8 - 42.8% 82.7 146.2% Net Margin 33.7% 60.3% - 44.1% 14.5% 132.4% Basic EPS (RMB) 0.85 1.48 - 42. 6% 0.35 14 2 . 9 % Diluted EPS (RMB) 0.82 1.44 - 4 3 . 1% 0.34 14 1 . 2 % Q3 2013 US$ QoQ % Q4 2012 US$ YoY % GAAP Basic EPS (US$) 0.14 0.24 - 41.7% 0.06 133.3% GAAP Diluted EPS (US$) 0.14 0.23 - 39.1% 0.05 180.0% Non - GAAP Basic EPS (US$) 0.30 0.25 20.0% 0.24 25.0% Non - GAAP Diluted EPS (US$) 0.29 0.25 16.0% 0.23 26.1%

© 2013 Giant Interactive Group, Inc. All

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Rights Reserved 13 FY2013 Key Financial Highlights (in millions, except EPS) FY2013 US$ FY2013 RMB FY2012 RMB YoY % Total Net Revenue 389.1 2,355.5 2,151.9 9.5% Cost of Services 49.3 298.7 288.4 3.6% Gross Profit 339.8 2,056.8 1,863.5 10.4% Gross Profit Margin 87.3% 86.6% 0.8 % Operating Expenses 97.1 587.7 558.3 5.3% Income from Operations 242.7 1,469.1 1,305.2 12.6% Operating Margin 62.4% 60.7% 2.8 % Net Income Attributable to the Company’s Shareholders 207.0 1,253.0 993.7 26.1% Net Margin 53.2% 46.2% 15.2% Basic EPS (RMB) 5.23 4.20 24.5% Diluted EPS (RMB) 5.08 4.13 23.0% FY2012 US$ YoY % GAAP Basic EPS (US$) 0.86 0.67 28. 4 % GAAP Diluted EPS (US$) 0.84 0.66 27. 3 % Non - GAAP Basic EPS (US$) 1.06 0.92 15.2% Non - GAAP Diluted EPS (US$) 1.03 0.90 14.4%

© 2013 Giant Interactive Group, Inc. All Rights Reserved 14 Strong Balance Sheet (in millions) Dec 31, 2013 US$ Dec 31, 2013 RMB Sep 30, 2013 RMB Dec 31, 2012 RMB Cash, Cash Equivalents, R estricted Cash & Short - term Investments 632.9 3,831.2 3,734.8 2,682.4 Current Assets 707.0 4,280.0 4,151.5 3,096.5 Total Assets 886.3 5,365.3 5,270.2 4,322.2 Current Liabilities 283.0 1,713.0 1,718.1 1,026.7 Total Liabilities

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283.4 1,715.9 1,831.8 1,059.0 Giant Interactive Group Inc.’s Equity 592.3 3,585.4 3,358.3 3,217.7 Non - controlling Interest 10.6 64.0 80.1 45.5 Total Liabilities and Equity 886.3 5,365.3 5,270.2 4,322.2

© 2013 Giant Interactive Group, Inc. All Rights Reserved 15 184.4 394.3 90.4 420.7 92.8 506.1 252.2 151.0 179.9 126.7 161.9 311.9 358.7 385.2 151.2 168.7 554.0 342.6 769.5 492.9 852.0 301.3 48.0 146.1 110.5 187.9 210.0 118.7 125.2 158.6 457.0 462.5 2.0 1.7 Q1 Q2 Q3 Q4 2010 Q1 Q2 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 US$ Millions Cash and Cash Equivalents Short-term Investments Restricted Cash US$708 million sp

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ecial cash dividend Strong Cash Position Allows Better Shareholder Return

© 2013 Giant Interactive Group, Inc. All Rights Reserved 16 Portfolio and Pipeline 3

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Our Flagship – *ZT Online* Series

ZT Online 2

- Self-developed Free-to-play 2D MMORPG
- 3rd generation in-game economy providing fairer system to more gamers
- Open beta testing launched in **September 2011**
- New PK tournament released in **Q4 2013**
- New expansion pack to be released in **Q1 2014**

ZT Online

- Self-developed Free-to-Play 2D MMORPG launched in **January 2006**
- Ancient Chinese martial arts theme. Suitable for hardcore and high-spending players.

ZT Online Classic

- The 2006 version of *ZT Online* without newer updates
- Designed to target retro and old school *ZT Online* players who prefer the original version
- Open beta testing launched at end of **Q3 2008**

ZT Online Green

- *ZT Online* gameplay with revised in-game economy for lower-spending players
- Open beta testing launched at end of **Q1 2010**

© 2013 Giant Interactive Group, Inc. All Rights Reserved
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© 2013 Giant Interactive Group, Inc. All Rights Reserved 18 World of Xianxia A successful franchise outside of the ZT Online Series • Self - developed 3D Chinese fantasy MMORPG with ancient Chinese mythological background and vivid graphics • Game design breakthrough for Chinese gamers’ tastes by embedding GvG gameplay into basic game architecture • Began official closed beta testing with large scale marketing in April 2013 • Open beta testing in launched in September 2013 • First expansion pack released in November 2013 • To release new expansion pack in Q1 2014 World of Xianxia

Strong & Diversified Pipeline

GIANT

Great Game Great Life

In-house MMO | Licensed MMO | Mobile Games | Webgames

Jianghu

- 2D self-developed martial arts MMORPG
- Large-scale PK, UGC and dynamic gameplay
- Conducted engineering testing in **January 2014** and received positive feedback
- Larger scale engineering testing in **March 2014**

Cang Tian 2

- 3D MMORPG developed by WeMade in South Korea
- Exclusive rights to operate in Mainland China
- To start engineering testing in **first quarter 2014**

Kung Fu BBQ

- Turn-based card battle game using Unity 3D engine
- Undergoing engineering testing on iOS and Android app stores
- Commercial launch in **April 2014**

Genesis of the Empire

- ARPG based on the Three Kingdom era
- Commercial launched in **Q3 2013**

Supreme Tai-Chi

- ARPG based on classic Chinese novel *Water Margin*
- Launched in **Q3 2013**

© 2013 Giant Interactive Group, Inc. All Rights Reserved

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NYSE: GA Thank You www.ga - me.com

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